Exhibit 21.1

SUBSIDIARIES OF ANTERO MIDSTREAM GP LP

Name of Subsidiary	Jurisdiction of Organization
Antero IDR Holdings LLC	Delaware
Antero Midstream Partners GP LLC	Delaware
Antero Midstream Partners LP	Delaware
Antero Midstream LLC	Delaware
Antero Water LLC	Delaware
Antero Treatment LLC	Delaware
Antero Midstream Finance Corporation	Delaware
Arkose Midstream NewCo Inc.	Delaware
Arkose Midstream Merger Sub LLC	Delaware
Arkose Midstream Preferred Co LLC	Delaware